BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL - ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. Reporting Issuer

Rubicon Minerals Corporation Suite 888 - 1100 Melville Street Vancouver, British Columbia V6E 4A6

Item 2. Date of Material Change

August 8, 2003

Item 3. Press Release

August 8, 2003, Vancouver, British Columbia

Item 4. Summary of Material Change

The Company announced that it has agreed to sell 4,761,904 non flow through Units and 2,400,000 Flow Through Shares on a bought deal underwritten basis for gross proceeds of $8,000,000.

Item 5. Full Description of Material Change

The Company announced that the it has agreed to sell 4,761,904 non flow through Units and 2,400,000 Flow Through Shares on a bought deal underwritten basis for gross proceeds of $8,000,000. The Underwriter has informed the Company that the book for the private placement has been filled and that it has been taken down by institutional subscribers.

The non-flow through units will be sold at a price of $1.05 per unit and each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $1.25 for 24 months from closing. The warrants must automatically be exercised within this period should the trading price of the Company's shares close at a price equal to, or higher than $3.00 per share for a consecutive period of 30 trading days. The Flow Through Shares will be sold at a price of $1.25 per share.

Haywood Securities Inc. ("Haywood") will act as underwriter and will be entitled to receive a 6.0% cash commission and compensation options equal to 10% of the number of securities sold in the offering, entitling Haywood to subscribe for common shares at a price of $1.05 per share exercisable for 24 months from closing. In addition, Haywood has been granted an over-allotment option to cover potential over-subscriptions of the offering for an additional $500,000 of the units. All of the securities will be subject to a four month hold period in Canada following closing.

Net proceeds of the financing will be used to fund exploration on the Company's assets, including the McFinley Gold Project, Ontario and for general working capital purposes. Combined with the net proceeds of this financing after closing, Rubicon's working capital will be over $10 million. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

All dollars stated here are in Canadian funds.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officer

David W. Adamson, CEO (604) 623-3333

Item 9. Statement of Senior Officer

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 8th day of August, 2003.

"David W. Adamson"
(Signature)

David W. Adamson, President & CEO
(name of officer - please print)